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2/7/03                    Marriott International, Inc.
                             Ethical Conduct Policy

                                                                    Exhibit 99-2
                                                                          Page 1

Marriott International, Inc. (the "Company") will conduct its business in accordance with uncompromising ethical standards. Adherence to such standards should never be traded in favor of financial or other business objectives. High ethical standards are necessary to maintain both competitive advantage and the pride and confidence of our associates, and to provide quality products and services to customers and clients.

The Company expects every associate to adhere to high ethical standards and to promote ethical behavior. Associates should avoid seeking loopholes, shortcuts or technicalities, and should reject the notion that unethical behavior is acceptable because "everyone is doing it." Every action should be judged by considering whether it is legal, fair to all concerned, and would withstand the scrutiny of outsiders. Associates whose behavior is found to violate ethical standards will be subject to disciplinary action including, where appropriate, termination.

In order for the Company to conduct its business in accordance with high ethical standards, every Marriott associate will:

Obey all relevant laws, including those that apply to alcoholic beverages, anti-trust, campaign finance, civil rights, copyright protection, environmental protection, foreign corrupt practices, securities and taxes. While the Company does not expect its associates to be experts in legal matters, it holds each associate responsible for being familiar with the laws governing his or her areas of responsibility. Associates should seek advice from the Law Department whenever they have a question concerning the application of the law. From time to time, the Law Department will prepare a "Business Conduct Guide" and circulate it to appropriate management.

Treat all associates fairly, with dignity, and with respect. All associates are entitled to a work environment free of verbal, physical and sexual harassment. The Company is committed to the principles and procedures set forth in its "Guarantee of Fair Treatment." The Company is also committed to providing equal employment opportunity for minorities, women, veterans and disabled persons. The Company believes promotion of work force diversity is an important objective in its own right, is a source of competitive advantage, and is a requirement of Equal Employment Opportunity laws.

Report financial condition and results of operations fairly and honestly. The Company's books and records will be kept in accordance with generally accepted accounting principles, and with established finance and accounting policies. Accrual and reserve entries, and the capitalization of costs will be used only for legitimate business purposes. All associates will cooperate fully with internal and outside auditors during their examinations of the Company's books, records and operations.

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2/7/03                    Marriott International, Inc.
                             Ethical Conduct Policy

                                                                    Exhibit 99-2
                                                                          Page 2

Deal honestly and fairly with clients, customers, suppliers and financial partners. The long term success of the Company depends upon establishing mutually beneficial relationships. While the law requires that we obey the letter of all written contracts and agreements, we will also try to uphold the spirit of all business arrangements.

Avoid conflict of interest. Associates should avoid actual or potential conflict of interest situations. Consequently, an associate having any interest, direct or indirect (other than an interest of 5% or less in a publicly-held company), in any supplier, customer, competitor or franchisee of the Company, should make prompt disclosure to the Company and obtain approval from the appropriate authority to continue the relationship. Management associates should not offer their skills or services to competitors, or engage in outside businesses which compete with or sell goods or services to the Company. Employing immediate family members in direct supervisory-subordinate relationships should be avoided.

Avoid the improper giving and receiving of gifts. The exchange of gifts with customers and suppliers is a normal and acceptable business practice. However, giving or receiving gifts of significant value could compromise the objectivity of an associate as well as create the appearance of a possible impropriety. Accordingly, gifts given or received by an associate in excess of $50 (retail value) must be disclosed to the associate's supervisor, and on the annual CP-1 Questionnaire. The supervisor will determine whether the gift should be accepted, turned over to the Company, or returned. Gifts of perishable items (e.g., flowers and fruit baskets) or commemorative items (e.g., plaques and framed photographs) are not subject to this $50 limit. They should, however, have little or no intrinsic or resale value. Business entertainment should be lawful and appropriate, and within acceptable boundaries of good taste and business purpose.

Safeguard the Company's assets. Personal use of supplies, equipment or premises belonging to the Company or its clients is prohibited, unless prior permission is received from a supervisor and adequate compensation is arranged. Every associate is responsible for safeguarding Company assets under the associate's control.

Separate personal political activities from the Company's business. The Company encourages individual participation by associates in the political process. This includes service on governmental bodies and participation in partisan political activities. However, such activities should not be carried on in a way which interferes with the associate's job responsibilities. Associates should not make political contributions using Company funds, or take public positions on behalf of the Company without first obtaining approval from the Company's General Counsel. The Company engages in political activity through the Marriott International Political Action Committee (MARPAC). Management employees are encouraged to contribute to MARPAC but should not be coerced, intimidated, rewarded or pressured to do so.

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2/7/03                    Marriott International, Inc.
                             Ethical Conduct Policy

                                                                    Exhibit 99-2
                                                                          Page 3

Report observed violations of standards. The integrity of the organization is diminished whenever these standards are violated.

When you suspect that an action or inaction is illegal or in violation of Company policy, consider the following options:

..    Discuss your concerns with your supervisor.
..    Call Internal Audit at (301) 380-7878 or write to Internal Audit, Marriott
     International, Inc., Marriott Drive, Washington, DC 20058.
..    Call the Law Department at (301) 380-7553 or write to the Law Department,
     Marriott International, Inc., Marriott Drive, Washington, DC 20058,
     Attention: General Counsel.
..    Call the Business Integrity Line. Domestic associates should call (888)
     888-9188; international associates should call 1 (703)319-1806. Your identity will remain confidential and you will be protected from any retribution.